Exhibit 1.3
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
This management discussion and analysis (“MD&A”) is for the year ended December 31, 2010 is as of March 11, 2011. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2010 and the related notes thereto. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”). These principles differ in certain respects from Canadian generally accepted accounting principles (“Canadian GAAP”). The differences as they affect the annual consolidated financial statements are described in note 20 to our audited consolidated financial statements as at and for the year ended December 31, 2010 and our December 31, 2010 Canadian Supplement to the MD&A as of March 11, 2011. All amounts are expressed in U.S. dollars unless otherwise indicated.
The forward-looking statements in this discussion regarding our expectations of our future performance, liquidity and capital resources, and other non-historical statements, are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Cardiome Pharma Corp., including our most recent Annual Information Form, is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.
OVERVIEW
We are a life sciences company focused on developing proprietary drugs to treat or prevent cardiovascular and other diseases. We have one product, BRINAVESS™, approved for marketing in the European Union, Iceland and Norway for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults. Our lead clinical programs are also focused on the treatment of atrial fibrillation, an arrhythmia, or abnormal rhythm, of the upper chambers of the heart. We also have a Phase 1 program for GED-aPC, an engineered analog of recombinant human activated Protein C, and have pre-clinical projects directed at various therapeutic indications.
Vernakalant (iv)
Together with our collaboration partners, Astellas US LLC (“Astellas”), who has marketing rights to the intravenous formulation of vernakalant hydrochloride (“vernakalant (iv)”) in Canada, the United States and Mexico, and Merck & Co., Inc. (“Merck”), who has marketing rights to vernakalant (iv) in the rest of the world, we continue to be involved in the development of vernakalant (iv), a product candidate for the conversion of recent onset atrial fibrillation to sinus rhythm in adults.
We have previously announced positive results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for vernakalant (iv). We have also announced positive results from an additional Phase 3 study, ACT 2, evaluating patients with post-operative atrial arrhythmia and have completed an open-label safety study, ACT 4, in conjunction with our North American co-development partner Astellas.

In early 2007, the New Drug Application (“NDA”) for vernakalant (iv), filed by Astellas in 2006, was accepted for review by the United States Food & Drug Administration (“FDA”). We were informed that the expected action date under the U.S. Prescription Drug User Fee Act (“PDUFA”) was October 19, 2007. In Q3-2007, we announced that the FDA would be extending the review period for the NDA for vernakalant (iv) to January 19, 2008. In Q4-2007, together with Astellas, we participated in a panel review conducted by the Cardiovascular and Renal Drugs Advisory Committee and announced that the panel members voted 6 to 2 in favour of recommending to the FDA that vernakalant (iv) be approved for rapid conversion of acute atrial fibrillation to sinus rhythm. In Q1-2008, we announced that Astellas was informed by the FDA that a decision had not yet been made regarding the NDA for vernakalant (iv) and that the FDA did not provide an action letter prior to the target PDUFA action date. In Q1-2008, we initiated a Phase 3 European Comparator Study (the “AVRO study”) for vernakalant (iv). In Q3-2008, we announced that Astellas received an action letter from the FDA informing Astellas that the FDA had completed its review of the NDA for vernakalant (iv) and that the application was approvable. In Q3-2009, we announced that, following extended discussions with the FDA, Astellas was undertaking a single confirmatory additional Phase 3 clinical trial under a Special Protocol Agreement (“SPA”), called ACT 5, which began patient enrolment in Q4-2009. In October 2010, we announced that Astellas has suspended patient enrollment in the ACT 5 trial pending FDA review of a single serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (iv).
In Q2-2009, we announced a collaboration and license agreement for the development and commercialization of vernakalant (iv) with an affiliate of Merck & Co., Inc. (“Merck”), providing Merck with exclusive rights to vernakalant (iv) outside of the United States, Canada and Mexico (collectively “North America”). Under the agreement, further development efforts and expenses for vernakalant (iv) outside of North America are the responsibility of Merck, notwithstanding the AVRO study, which was funded by us. In Q3-2009, we announced that Merck had filed a Marketing Authorisation Application (“MAA”) to the European Medicines Agency (“EMA”) seeking marketing approval for vernakalant (iv) in the European Union, triggering a $15 million milestone payment to us. In Q4-2009, we announced that the AVRO study was completed and met its primary endpoint of achieving statistical significance in demonstrating the superiority of vernakalant (iv) over amiodarone in the conversion of atrial fibrillation to sinus rhythm within 90 minutes of the start of drug administration. In Q2-2010, we announced final results from the AVRO study, which were presented at Heart Rhythm 2010, the annual meeting of the Heart Rhythm Society. In Q2-2010, we also announced that the Committee for Medicinal Products for Human Use of the EMA recommended marketing approval for vernakalant (iv) for the conversion of recent onset atrial fibrillation to sinus rhythm in adults.
In September 2010, we announced that vernakalant (iv), under the trade name BRINAVESS™, was granted marketing approval in the European Union, Iceland and Norway for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: for non-surgery patients with atrial fibrillation of seven days or less and for post-cardiac surgery patients with atrial fibrillation of three days or less. The approval triggered a $30 million milestone payment to us from Merck. BRINAVESS™ has been commercially launched by Merck in a number of countries, and further product launches are planned for the remaining countries for which marketing approval has been obtained. In addition, Merck is currently enrolling patients in a Phase 3 Asia Pacific study that is expected to support regulatory applications in additional territories for which marketing approval has not yet been attained.

Vernakalant (oral)
Together with our collaboration partner, Merck, who has global marketing rights to the oral formulation of vernakalant hydrochloride (“vernakalant (oral)”), we continue to be involved in the development of vernakalant (oral), a product candidate for the long-term prevention of atrial fibrillation recurrence.
In 2006, we announced positive results from a Phase 2a pilot study. A Phase 2b clinical study for vernakalant (oral) was initiated in Q1-2007 and we announced positive final results from the completed study in Q3-2008. In Q2-2009, we announced a collaboration and license agreement for the development and commercialization of vernakalant (oral) providing a Merck affiliate with exclusive rights to vernakalant (oral) globally. Further development efforts and expenses for vernakalant (oral) globally are the responsibility of Merck. In December 2010, we announced that Merck’s current review of vernakalant (oral) was complete, and that Merck has confirmed its plans for the clinical development of vernakalant (oral) beginning in 2011.
GED-aPC
In Q2-2007, we acquired exclusive worldwide rights to GED-aPC, an engineered analog of recombinant human activated Protein C, for all indications. In Q4-2007, we announced initiation of a Phase 1 study for GED-aPC. In Q3-2009, we announced that enrolment in this trial was completed. Results from this study are expected to be released in 2011. We also announced the decision that future development and commercialization of the GED-aPC technology, currently held in a subsidiary company, will be funded either externally or via a partnership with another life sciences company. We are currently seeking external capital to fund future activities related to the development of GED-aPC. We may choose to co-invest in the venture to maintain an equity interest. Under a collaborative research and development agreement (CRDA) with the US Army Medical Research Institute of Infectious Diseases (“USAMRIID”), we are supplying GED-aPC in support of a non-clinical investigation into the potential therapeutic benefit of GED-aPC in an infectious disease. The study is funded by the US Department of Defense, Defense Threat Reduction Agency and will conclude in 2011.
CORPORATE DEVELOPMENT
Long-term debt
In February 2010, we announced that Merck, through an affiliate, advanced $25.0 million to us pursuant to a $100.0 million secured, interest-bearing credit facility granted to us under the collaboration and license agreement with Merck. This credit facility can be accessed in amounts of up to $25.0 million annually, subject to certain minimums, from January 1, 2010 to December 31, 2013. We may, at our option, repay all or a portion of the advance from time to time without premium or penalty. This advance must be repaid in full by December 31, 2016.
AVRO Study Results
In May 2010, we announced final results from the AVRO Phase 3 comparator study for vernakalant (iv), which showed that vernakalant (iv) was superior to amiodarone injection, in converting patients’ heart rates from atrial fibrillation to sinus rhythm within 90 minutes of the start of administration. The results of the study were presented at Heart Rhythm 2010, the annual meeting of the Heart Rhythm Society.

European Market Approval of BRINAVESS™ and $30 Million Milestone
In September 2010, we announced that vernakalant (iv), under the trade name BRINAVESS™, was granted marketing approval in the European Union, Iceland and Norway for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: for non-surgery patients with atrial fibrillation of seven days or less and for post-cardiac surgery patients with atrial fibrillation of three days or less. Also in September 2010, we announced that European approval triggered a $30 million milestone payment from Merck. BRINAVESS™ has been commercially launched by Merck in a number of countries, and further product launches are planned for the remaining approved countries.
Suspension of Enrollment in ACT 5 Trial
In October 2010, we announced that Astellas suspended patient enrollment in the ACT 5 study of vernakalant (iv) following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (iv).
The trial’s independent Data Safety Monitoring Board reviewed the case and recommended the trial continue, however the FDA requested that full data regarding this case from the South American clinical site be provided for their review prior to determining what steps, if any, are needed to restart the study.
Shelf Registration Statement
In December 2010, we announced that we filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10. The filing was intended to restore the original capacity which was available to us under our previous base shelf prospectus, which expired in December 2010. The base shelf prospectus allows us to offer up to $250.0 million of common shares, preferred shares, debt securities and warrants from time to time over a 25-month period. In January 2011, we received a receipt from the Canadian securities regulatory authorities for the final short form base shelf prospectus, and the shelf registration statement became effective.
Vernakalant (oral) Update
In December 2010, we announced that we were advised by our partner Merck that their current review of vernakalant (oral) was complete, and that Merck has confirmed its plans for the clinical development of vernakalant (oral) beginning in 2011.

CLINICAL DEVELOPMENT
The following table summarizes recent clinical trials and regulatory developments associated with each of our research and development programs:

			Cost to Date
			(in millions
Project	Stage of Development	Current Status	of dollars)

Vernakalant (iv)	FDA New Drug Application (NDA)	ACT 5 trial initiated in Q4-2009. Patient enrollment currently suspended.	96.4

	European Marketing Authorisation Application (MAA)	Marketing approval received in September 2010 under trade name BRINAVESS™.

	European Comparator (AVRO) Study	Final results released in Q2-2010

	Phase 3 Asia Pacific study	Patient enrollment initiated in Q3-2010

Vernakalant (oral)	Phase 2b Clinical Trial	Final results released in Q3-2008	108.5

GED-aPC	Phase 1	Phase 1 study completed	16.0

	USAMRIID study	CRDA signed

Pre-clinical Projects	Pre-Clinical Stage	Pre-clinical studies	2.7

The following provides a description of our clinical development efforts for each of our projects during the quarter:
Vernakalant (iv)
During Q4-2010, we continued to support Merck in the development and commercialization of vernakalant (iv) outside of North America. Further development efforts for vernakalant (iv) outside of North America are now the responsibility of Merck. When requested, we also continued to support Astellas with the development of vernakalant (iv) in North America, including the ongoing ACT 5 trial, for which patient enrollment is currently suspended.
Vernakalant (oral)
During Q4-2010, we continued to support Merck in the development of vernakalant (oral). Further development efforts for vernakalant (oral) globally are now the responsibility of Merck.
GED-aPC
During Q4-2010, we continued our efforts to secure external capital to fund continued clinical development of GED-aPC. Further development of GED-aPC is not expected to begin until such funding is obtained. Under a CRDA with USAMRIID, we are supplying GED-aPC in support of a non-clinical investigation into the potential therapeutic benefit of GED-aPC in an infectious disease. The study is funded by the US Department of Defense, Defense Threat Reduction Agency and will conclude in 2011.

Other Projects
We continue to conduct pre-clinical research and development work on our internal early stage assets as well as review the external world for later stage and commercial assets.
DISCLOSURE CONTROLS AND PROCEDURES
We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to National Instrument 52-109 or in reports filed or submitted by us under the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act), is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Administrators’ and the SEC’s rules and forms.
Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2010 and concluded that such disclosure controls and procedures were effective as of December 31, 2010 and provide reasonable assurance that material information relating to the Company was made known to them and reported as required.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in applicable securities regulations) and has designed and maintained such internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.
Due to its inherent limitations, no matter how well an internal control system is designed and operated, it can provide reasonable, but not absolute assurance that it will prevent or detect misstatements from occurring in the financial statements.
As of December 31, 2010, management assessed the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment under this framework, management concluded that our internal control over financial reporting was effective as of December 31, 2010. See the Report of Independent Registered Public Accounting Firm as of December 31, 2010.
There were no significant changes in our internal controls over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES
Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include the assessment of net recoverable value and amortization period of intangible assets, assessment of acquired in-process research and development, clinical trial accounting, revenue recognition, stock-based compensation expense, and estimation of income tax.
The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, and clinical trial accounting. These and other significant accounting policies are described more fully in Notes 3 and 20 of our annual consolidated financial statements for the year ended December 31, 2010.
Revenue Recognition
We earn revenue from collaboration arrangements that provide for non-refundable payments as follows:
•	upfront fees at the commencement of the arrangement;

•	milestone payments upon meeting certain milestones as contained in the related collaboration arrangements; and

•	fees based on the number of full time research staff assigned to related research activities and the recovery of related research and development costs.
The upfront fees are deferred and amortized straight-line over the expected term of our continued involvement in the research and development process. Changes in estimates are recognized prospectively when changes to the expected term are determined.
Milestone payments are recognized as revenue when the milestones are achieved and are collectible. Specifically, the criteria for recognizing milestone payments are that (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) we have no further involvement or obligation to perform associated with the achievement of the milestone, as defined in the related collaboration arrangement.
Fees based on the number of full time research staff assigned to the related research activities and the recovery of related research and development costs are recognized in income to the extent the services are performed, the consideration is collectible, and the amount of the fees are considered to represent the fair value of those services.
Collaboration arrangements entered into by us may be revenue arrangements with multiple deliverables. We review multiple deliverable arrangements to identify separate units of accounting if the deliverables have standalone value and if objective evidence of fair value for the undelivered items exits. Revenues are allocated among the separate units based on their relative fair values or are otherwise recognized as a single unit of accounting when the deliverables do not have standalone value or if fair values of the undeliverable items are not determinable. Revenues recognized as a single unit of accounting during the period of ongoing involvement are deferred and amortized on a straight-line basis over the period of ongoing involvement. To the extent that we are entitled to upfront, milestone or other lump-sum payments during the period of ongoing involvement, the payments are deferred and amortized on a straight-line basis over the remaining period of ongoing involvement. During this period, we will recognize revenue prospectively from the time milestone payments are achieved, services are performed or delivery criteria are met. Changes in estimates are recognized prospectively when changes to the expected term are determined. Subsequent to the period of our ongoing involvement, milestone payments and fees based on the number of full time research staff will be recognized as detailed above.
Clinical Trial Accounting
We record clinical trial expenses relating to service agreements with various contract research organizations, investigators and other service providers which conduct certain product development activities that complement our efforts in developing our drug candidates based upon the estimated amount of work completed on each trial. These estimates may or may not match the actual services performed by the service providers as determined by patient enrolment levels and related activities. We consider the following factors at a given point in time through internal reviews, correspondence and discussions with our service providers in estimating the amount of clinical trial expense for an accounting period: the level of patient enrolment, the level of services provided and goods delivered, the contractual terms and the proportion of the overall contracted time that has elapsed during the accounting period.
If we have incomplete or inaccurate information relating to the above factors, we may under or overestimate activity levels associated with various trials. Under such circumstances, future clinical trial expenses recognized could be materially higher or lower when the actual activity level becomes known.
Changes in Significant Accounting Policies
Prior to January 1, 2010, we prepared our consolidated financial statements in conformity with Canadian GAAP and provided a supplemental reconciliation to U.S. GAAP. Effective January 1, 2010, we adopted U.S. GAAP as the comprehensive basis of accounting and financial reporting for our consolidated financial statements. Our audited consolidated financial statements for the year ended December 31, 2010, including related notes, have therefore been prepared in accordance with U.S. GAAP. All comparative financial information contained in our audited consolidated financial statements has been recast to reflect our results as if they had been historically reported in accordance with U.S. GAAP. These adjustments resulted in an increase in deficit of $13.7 million, a decrease in intangible assets of $13.8 million, an increase in common share capital of $0.4 million, an increase in additional paid-in capital of $0.1 million and a decrease in accumulated other comprehensive income of $0.6 million, in each case as at January 1, 2010. A reconciliation of the differences from U.S GAAP to Canadian GAAP is contained in note 20 to our audited consolidated financial statements as at and for the year ended December 31, 2010 and are described in our Canadian Supplement to the MD&A as of March 11, 2011.
Our functional currency changed to U.S. dollars from Canadian dollars on January 1, 2010 based on our analysis of the primary economic environment in which we operate. The change in functional currency is accounted for prospectively from January 1, 2010 and prior year financial statements have not been restated for the change in functional currency. As a result of the change, our operations have been translated to U.S. dollars on a prospective basis. Monetary assets and liabilities are translated into U.S. dollars using the exchange rate in effect at the balance sheet dates, and non-monetary assets and liabilities are translated into U.S. dollars using the historical exchange rates. Revenues and expenses are translated at the average rate during the period. Foreign exchange gains and losses are included in our consolidated statement of operations and comprehensive income (loss).

We also adopted the U.S. dollar as our reporting currency effective January 1, 2010, to better reflect our business and to improve comparability of our financial information with other publicly traded businesses in the life sciences industry. The prior year’s financial statements and all comparative financial information contained in our interim consolidated financial statements have been recast to reflect our results as if they had been historically reported in U.S. dollars. All revenues, expenses and cash flows for each period were translated into the reporting currency using average rates for the period, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities were translated using the exchange rate at the applicable balance sheet dates and shareholders’ equity was translated at historical rates. The resulting translation adjustment was recorded as cumulative translation adjustment in accumulated other comprehensive income.
The cumulative impact of the change in reporting currency was to increase accumulated other comprehensive income by $18.2 million as at December 31, 2009.
Impact of Accounting Pronouncements Affecting Future Periods
International Financial Reporting Standards:
The SEC is considering timelines for the use of International Financial Reporting Standards (“IFRS”) by SEC issuers. We expect to adopt IFRS as our reporting standard when the SEC requires its domestic registrants in the U.S. to transition to IFRS. We have not assessed the impact of this potential change on our financial position, results of operations or cash flows.
Multiple-Deliverable Revenue Arrangements:
In October 2009, the Financial Accounting Standards Board (“FASB”) provided amendments to the criteria for separating consideration in multiple-deliverable arrangements, established a selling price hierarchy for determining the selling price of a deliverable, and eliminated the residual method of allocation of consideration by requiring that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. FASB also requires expanded disclosures related to multiple-deliverable revenue arrangements, including information about the significant judgments made and changes to those judgments, as well as how the application of the relative selling-price method affects the timing and amount of revenue recognition. These amendments will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We do not expect the adoption of the amendments to have a material impact on our financial position, results of operations or cash flows.
Milestone method of revenue recognition:
In April 2010, FASB published guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and nonsubstantive milestones that should be evaluated individually. The amendments are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating the impact of adoption of the amendments on our financial position, results of operations and cash flows.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
The following table sets forth selected consolidated data prepared in accordance with U.S. GAAP for our last three fiscal years:

	For the Years Ended December 31
		2009	2008
(in thousands of U.S. dollars)	2010	Adjusted(1)	Adjusted(1)

Revenues	$66,064	$50,201	$1,516
Net income (loss)	35,499	2,354	(55,301)
Basic and diluted income (loss) per common share	0.58	0.04	(0.87)

Total assets	$82,324	$53,505	$36,619
Long term obligation(2)	25,486	696	733

(1)	Adjustments relate to the adoption of U.S. GAAP as our primary reporting standard and U.S. dollars as our reporting currency as of January 1, 2010.

(2)	Amounts represent tenant inducements and a $25.0 million advance from Merck.
We have not declared any cash dividends since inception.
Net income, revenues and total assets were higher in fiscal 2010 and 2009, compared to fiscal 2008, due to payments received from Merck under our collaboration and license agreement. The net loss in 2008 was due to minimal revenues earned and higher research and development expenditures. These higher costs related primarily to the completion of the Phase 2b trial for vernakalant (oral).
RESULTS OF OPERATIONS
We recorded a net income of $35.5 million ($0.58 basic and diluted income per common share) for the year ended December 31, 2010, compared to $2.4 million ($0.04 basic and diluted income per common share) for the year ended December 31, 2009. The increase of $33.1 million in net income was largely due to recognition of a $30.0 million milestone payment from Merck related to the marketing approval in Europe of vernakalant (iv) and payments from Merck pursuant to the 2009 collaboration and licence agreement. The deferred revenue related to the payments received in 2009 has been fully recognized in 2010. Further contributing to the increase in net income for 2010 were reductions in research and development expenditures of $11.3 million and reductions in foreign exchange loss of $5.1 million.
Revenues
Total revenue for fiscal 2010 was $66.1 million, an increase of $15.9 million from $50.2 million in fiscal 2009. Total revenue is comprised of licensing and other fees and research collaborative fees we received from our collaborative partners.
Licensing and other fees represent recognition of revenue related to upfront payments, milestone payments and royalties from our collaborative partners, as well as proceeds from shipment of clinical supplies to Merck. We recorded licensing and other fees of $65.2 million and $49.4 million for fiscal years 2010 and 2009, respectively, primarily attributable to the recognition of payments from Merck in 2009 and the milestone payment from Merck in 2010 related to the marketing approval in Europe of venakalant (iv). Licensing and other fees are not expected to be significant during the next year.

Research collaborative fees comprise contract research fees and project management fees from our collaborative partners. We recorded research collaborative fees of $0.8 million in fiscal 2010 and 2009. Research collaborative fees are not expected to be significant during the next year.
In fiscal 2010, we also started earning royalty revenue from Merck for the sale of BRINAVESS™ in Europe. Royalty revenue received from Merck has not been significant to date. Although, we are likely to receive increased royalty revenue next year as BRINAVESS™ gains market acceptance and is launched in additional countries throughout Europe, we do not expect the royalty revenue in 2011 to be significant.
In the future, we may earn additional revenue from our collaboration and licensing agreement with Merck for the development of vernakalant (iv) and vernakalant (oral) as well as additional revenue from Astellas.
Research and Development Expenditures

	For the Years Ended December 31
(in thousands of U.S. dollars)		2009
Project	2010	(Adjusted)(i)

Vernakalant (oral)	$1,098	$5,949
Vernakalant (iv)	8,297	13,948
GED-aPC	1,061	4,444
Other projects (including pre-clinical studies)	4,883	2,275

Total research and development expenses	$15,339	$26,616

(1)	Adjustments relate to the adoption of U.S. GAAP as our primary reporting standard and U.S. dollars as our reporting currency as of January 1, 2010.
Research and development (“R&D”) expenditures were $15.3 million for fiscal 2010 as compared to $26.6 million for fiscal 2009.
The decrease in R&D expenditures for fiscal 2010, compared to fiscal 2009, was primarily due to reduced expenditures for: (i) vernakalant (oral) as costs of development for this program are the responsibility of Merck pursuant to the collaboration and license agreement with Merck, (ii) vernakalant (iv) due to the completion of the AVRO Phase 3 comparator study in 2009 and (iii) GED-aPC due to the completion of the phase 1 clinical trial. This decrease was partially offset by an increase in spending on vernakalant (iv) related to our funding of the ACT 5 clinical trial as well as spending on other projects related to internal pre-clinical research and development work.
For fiscal 2011, we may continue to incur costs related to the ACT 5 trial for vernakalant (iv) depending on the result and timing of a review by the FDA. We will also continue to incur costs related to the continued development of other pre-clinical and early stage research projects.
General and Administration Expenditures
General and administration (“G&A”) expenditures for fiscal 2010 were $12.9 million as compared to $15.1 million for fiscal 2009. G&A expenditures primarily consisted of wages and benefits (including stock-based compensation), office costs, corporate costs, business development costs and consulting and professional fees. The decrease in G&A expenditures for fiscal 2010, compared to fiscal 2009, was primarily due to costs associated with the collaboration and license agreement with Merck being completed in 2009. For fiscal 2011, we expect our G&A expenditures to remain at current levels.

QUARTERLY FINANCIAL INFORMATION
The following table summarizes selected unaudited consolidated financial data for each of the last eight quarters:

	Quarter ended
(In thousands of U.S. dollars	December 31,	September 30,	June 30,	March 31,
except per share amounts)	2010	2010	2010	2010

Total revenue	$374	$30,221	$12,424	$23,045
Research and development	4,417	3,486	3,682	3,754
General and administration	2,740	3,505	3,272	3,358
Net (loss) income	$(7,302)	$22,768	$4,560	$15,473
(Loss) income per share
Basic	$(0.12)	$0.37	$0.08	$0.26
Diluted	(0.12)	0.37	0.07	0.26

	Quarter ended
	December 31,	September 30,	June 30,	March 31,
(In thousands of U.S. dollars	2009	2009	2009	2009
except per share amounts)	(Adjusted)(1)	(Adjusted)(1)	(Adjusted)(1)	(Adjusted)(1)

Total revenue	$23,438	$19,198	$7,345	$220
Research and development	5,788	9,290	5,376	6,162
General and administration	3,367	4,193	4,226	3,320
Net income (loss)	$12,102	$228	$(732)	$(9,244)
Income (loss) per share
Basic and diluted	$0.20	$0.00	$(0.01)	$(0.14)

(1)	Adjustments relate to the adoption of U.S. GAAP as our primary reporting standard and U.S. dollars as our reporting currency as of January 1, 2010.

1)	In the second quarter of 2009, we received an upfront fee of $60.0 million from Merck under the collaboration agreement, which was deferred and amortized over the period of ongoing involvement.

2)	We recorded a $5.2 million foreign exchange loss in the third quarter of 2009.

3)	The increase in R&D expenditures in the third quarter of 2009 related primarily to the Phase 1 clinical trial for GED-aPC and the AVRO Phase 3 comparator study for vernakalant (iv).

4)	In the third quarter of 2010, we received a milestone payment of $30.0 million from Merck related to the marketing approval in Europe of vernakalant (iv).

5)	Earnings per share amounts were impacted in the fourth quarter of 2009 when 2,272,272 preferred shares were converted to common shares and when 6,470,562 common shares were subsequently repurchased and cancelled.

FOURTH QUARTER 2010 COMPARED TO FOURTH QUARTER 2009
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Quarter Ended
	December 31
		2009
(in thousands of U.S. dollars, except share and per share amounts)	2010	(Adjusted)(1)
Revenue
Licensing and other fees	$88	$23,314
Research collaborative fees	286	124

	374	23,438

Expenses
Research and development	4,417	5,788
General and administration	2,740	3,367
Amortization	264	307
Write-down of intangible assets	25	—

	7,446	9,462

Operating (loss) income	(7,072)	13,976

Other expenses (income):
Interest expense (income)	563	(2)
Other income	(206)	(116)
Foreign exchange (gain) loss	(127)	1,992

	230	1,874

Net (loss) income for the period	(7,302)	12,102
Deficit, beginning of period	(251,982)	(306,885)

Deficit, end of period	$(259,284)	$(294,783)

Basic and diluted (loss) income per share	$(0.12)	$0.20

Weighted average number of common shares	61,052,199	61,391,676

Diluted weighted average number of common shares	61,052,199	61,588,116

(1)	Adjustments relate to the adoption of U.S. GAAP as our primary reporting standard and U.S. dollars as our reporting currency as of January 1, 2010.
Revenues of $0.3 million for the fourth quarter of 2010 decreased by $23.1 million as compared to the same period in 2009 because the upfront payment from Merck has been fully recognized in the first half of fiscal 2010.
Research and development expenditures of $4.4 million in the fourth quarter of 2010 decreased by $1.4 million as compared to the same period in 2009 because the AVRO Phase 3 comparator study for vernakalant (iv) was completed. Our research and development expenditures for the fourth quarter of 2010 primarily reflect our funding of the ACT 5 clinical trial and pre-clinical research activities.

General and administrative expenditures of $2.7 million in the fourth quarter of 2010 decrease by $0.6 million as compared to the same period in 2009 mainly as a result of lower stock-based compensation expense.
We recorded a foreign exchange gain of $0.1 million in the fourth quarter of 2010 as compared to a foreign exchange loss of $2.0 million in the fourth quarter of 2009. The foreign exchange loss in the fourth quarter of 2009 was due to the strengthening Canadian Dollar against the U.S. dollar since our net monetary assets were primarily denominated in U.S. dollars and since our functional currency prior to January 1, 2010 was the Canadian dollar.
LIQUIDITY AND CAPITAL RESOURCES
Our operational activities during fiscal 2010 were financed mainly by working capital carried forward from the preceding fiscal year, a $25 million advance on our line of credit from Merck, and a $30 million milestone payment from Merck. We believe that our cash position as at December 31, 2010, the anticipated cash inflows from our collaborative partners, and available credit facilities will be sufficient to finance our operational and capital needs for at least 24 months. Our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with clinical trials, fees from collaborative and license arrangements with third parties and from strategic opportunities.
At December 31, 2010, we had working capital of $72.7 million compared to $6.2 million at December 31, 2009. The increase in working capital is due to (i) $25.0 million advance on our line of credit from Merck, (ii) $30.0 million milestone payment from Merck, and (iii) recognition of $35.2 million of revenue deferred from 2009. We had available cash reserves comprised of cash and cash equivalents of $76.9 million at December 31, 2010 compared to $47.3 million at December 31, 2009.
Sources and Uses of Cash

	For the Years Ended December
	31
		2009
(in thousands of U.S. dollars)	2010	Adjusted(1)

Cash provided by operating activities	$2,677	$38,059
Cash used in investing activities	(584)	(318)
Cash provided by (used in) financing activites	27,359	(19,753)
Effect of foreign exchange rate on cash and cash equivalents	166	(1,213)

Net increase in cash and cash equivalents	$29,618	$16,775

(1)	Adjustments relate to the adoption of U.S. GAAP as our primary reporting standard and U.S. dollars as our reporting currency as of January 1, 2010.
Cash provided by operating activities in fiscal 2010 was $2.7 million, a decrease of $35.4 million from $38.1 million in fiscal 2009. The decrease of cash flow was primarily due to the receipts from Merck in fiscal 2009 related to an upfront payment, a milestone payment, and proceeds from shipment of clinical supplies totalling $82.0 million as compared to the receipt of a $30.0 million milestone payment in fiscal 2010. This decrease was partially offset by lower research and development and general and administration expenditures totalling $13.1 million, excluding stock-based compensation expense.

Cash used in investing activities in fiscal 2010 of $0.6 million and in fiscal 2009 of $0.3 million primarily related to the purchase of equipment.
In fiscal 2010, cash provided by financing activities was $27.4 million as compared to $19.8 million cash used in the same period in fiscal 2009. The primary source of cash in fiscal 2010 was a $25.0 million advance from Merck. In fiscal 2009, we used $22.6 million to repurchase and cancel 6,470,562 common shares as part of our dutch auction tender offer.
Contractual Obligations
As of December 31, 2010 and in the normal course of business we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

	Payment due by period
Contractual Obligations							There-
(In thousands of U.S. dollars)	2011	2012	2013	2014	2015		after	Total

Other long-term obligations	$29	$32	$35	$6	$	Nil	$ Nil	$102
Operating lease obligations	1,645	1,725	1,731	1,325		1,249	6,781	14,456
Commitments for clinical research agreements and other agreements	516	Nil	Nil	Nil		Nil	Nil	516
Long-term debt	Nil	Nil	Nil	Nil		Nil	25,000	25,000
Interest expense on long-term debt	2,244	2,244	2,244	2,244		2,244	2,244	13,464

Total	$4,434	$4,001	$4,010	$3,575		$3,493	$34,025	$53,538

Outstanding Share Capital
As of March 11, 2011, there were 61,129,091 common shares issued and outstanding, and 5,015,002 common shares issuable upon the exercise of outstanding stock options (of which 3,329,266 were exercisable) at a weighted average exercise price of CAD $7.53 per share.
RELATED PARTY TRANSACTIONS
Included in accounts payable and accrued liabilities as of December 31, 2010 was $0.1 million (2009 - $0.2 million) owing to a legal firm where our corporate secretary is a partner. The amounts charged were recorded at their exchange amounts and are subject to normal trade terms. We incurred approximately $0.6 million of legal fees for services provided by this legal firm in fiscal 2010 compared to $1.0 million in fiscal 2009.
OFF-BALANCE SHEET ARRANGEMENTS
We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, changes in financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

FINANCIAL INSTRUMENTS AND RISKS
We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At December 31, 2010, our cash and cash equivalents were primarily held as cash. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows. We are also subject to interest rate fluctuations on our line of credit from Merck.